UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
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| 8-70439 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06/10/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcview Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

159 20th Street Ste 1B-17
(No. and Street)

Brooklyn (City) NY (State) 11232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillp Clantro 646-226-9300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo and Chiaverelli, CPAs
(Name – *if individual, state last, first, middle name*)

One Bala Ave Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Philip Ciantro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcview Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOMINICK M. LETTIERI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LE6183336
Qualified in Kings County
My Commission Expires 03-17-2024

Signature

Chief Financial Officer
Title

03/31/2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

ARCVIEW CAPITAL, LLC

DECEMBER 31, 2020

ARCVIEW CAPITAL, LLC
*As of and for the year ended*
December 31, 2020

## Table of Contents


**Report of Independent Registered Public Accounting Firm**........................................................................**1-2**

**Financial Statements**

Statement of Financial Condition........................................................................................................... 3

Statement of Loss ..................................................................................................................................... 4

Statement of Changes in Members' Equity............................................................................................ 5

Statement of Cash Flows.......................................................................................................................... 6

**Notes to Financial Statements** .................................................................................................................**7-9**

**Supplementary Information**

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission. 10

Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ............... 11

Exemption Report Review of Independent Registered Public Accounting Firm…………………………...12

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a5(d)(4) …………………..13

**ROMEO & CHIAVERELLI LLC**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ONE BALA AVENUE SUITE 234**
**BALA CYNWYD, PA 19004**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of:
Arcview Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Arcview Capital, LLC(the "Company"), as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplementary Information**

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the

supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

March 25, 2021

Bala Cynwyd, PA 19004

ARCVIEW CAPITAL, LLC
*Statement of Financial Condition*
December 31, 2020

| | | |
|---|---|---|
| *Assets* | | |
| Cash | $ | 19,209 |
| Accounts receivable | | 33,639 |
| Prepaid expenses | | 62,351 |
| Security deposit | | 4,026 |
| *Total assets* | $ | 119,225 |
| | | |
| *Liabilities and Members' Equity* | | |
| Accounts payable and accrued expenses | $ | 12,862 |
| *Total liabilities* | | 12,862 |
| *Members' equity* | | |
| *Total members' equity* | | 106,363 |
| *Total liabilities and members' equity* | $ | 119,225 |

*See Accompanying Notes to Financial Statements*

ARCVIEW CAPITAL, LLC

*Statement of Loss*

For the Year ended December 31, 2020

| | | |
|---|---|---|
| *Revenue* | | |
| Advisory fees | $ | 68,500 |
| Consulting fees | | 10,000 |
| Other revenue | | 4,739 |
| *Total revenue* | | 83,239 |
| *Expenses* | | |
| Compensation and benefits | $ | 490,549 |
| Occupancy and equipment | | 16,807 |
| Technology and communications | | 29,222 |
| Regulatory fees | | 14,450 |
| Other | | 105,371 |
| *Total expenses* | | 656,399 |
| *Net loss* | | (573,161) |

*See Accompanying Notes to Financial Statements*

ARCVIEW CAPITAL, LLC

*Statement of Changes in Members' Equity*

Year Ended December 31, 2020

| | | Total |
|---|---|---|
| Members' equity December 31,2019 | $ | 75,981 |
| Net loss | | (573,161) |
| Member contribution | | 603,543 |
| Balance at December 31, 2020 | $ | 106,363 |

*See Accompanying Notes to Financial Statements*

ARCVIEW CAPITAL, LLC

*Statement of Cash Flows*

Year ended December 31, 2020

| | | |
|---|---|---|
| *Cash flows from operating activities:* | | |
| Net loss | $ | (573,161) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| (Increase) in operating assets: | | |
| Accounts receivable | | (33,639) |
| Prepaid expenses and other assets | | (60,748) |
| Increase in operating liabilities: | | |
| Accounts payable and accrued expenses | | 12,792 |
| Net cash used by operating activities | | (81,595) |
| *Net cash provided by financing activities* | | |
| Member capital contributions | | 603,543 |
| *Net decrease in cash* | | (51,212) |
| *Cash, cash equivalents - beginning of year* | | 70,421 |
| *Cash, cash equivalents - end of year* | $ | 19,209 |

*See Accompanying Notes to Financial Statements*

1. Business and Summary of Significant Accounting Policies

Business

Arcview Capital, LLC. ("the Company") is a Limited Liability Company formed on in the State of Delaware. Effective June 10, 2020 the Company commenced operations when it became registered with the Securities and Exchange Commission (“SEC”) as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.
.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Revenue Recognition

The Financial Accounting Standards Board (“FASB”) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification (“ASC”) 606, *Revenue from Contracts with Customers* (“ASC 606”).

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:
(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

Revenue Recognition (continued)

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company provides advisory services in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or

Indemnification (continued)

providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,347 which was $1,347 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio percentage was 202.65%.

4. COVID-19

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company’s business, but it cannot be estimated at this time.

5. Subsequent Events

Events of the Company subsequent to December 31, 2020 have been evaluated through March 25, 2021 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2020. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

ARCVIEW CAPITAL, LLC

*Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1*

DECEMBER 31, 2020

| | | |
|---|---|---|
| **Net Capital** | | |
| Total members' equity | $ | 106,363 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expenses and security deposit | | 100,016 |
| **Net Capital** | $ | 6,347 |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition | | |
| Accounts payable and accrued expenses | | 12,862 |
| Total aggregate indebtedness | $ | 12,862 |
| **Minimum net capital required (12 1/5% of aggregate indebtedness)** | $ | 1,608 |
| Excess net capital | $ | 1,347 |
| Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required | $ | 347 |
| Ratio of aggregate indebtedness to net capital | | 202.65% |

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of December 31, 2020

ARCVIEW CAPITAL, LLC

*Schedule II- Determination of Reserve Requirements Pursuant to Rule 15c3-3*

DECEMBER 31, 2020

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2020, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

**ROMEO & CHIAVERELLI LLC**
**ONE BALA PLAZA**
**SUITE 234**
**BALA CYNWYD, PA 19004**

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Members of:
Arcview Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Arcview Capital, LLC identified the following provisions of 17 C.F.R. ~15c3-3 under which Arcview Capital, LLC claimed no obligations under 17 C.F.R. ~240.15c3-3. Arcview Capital, LLC stated that Arcview Capital, LLC had no obligations throughout the most recent fiscal year without exception. Arcview Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arcview Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 25, 2021

ARCVIEW CAPITAL, LLC

## Management Report Regarding Exemption from Rule 15c3-3

Arcview Capital, LLC, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Arcview Capital, LLC, Inc.

I, Philip Ciantro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: Chief Financial Officer

March 25, 2021